Exhibit 99.1

51Talk Online Education Group Announces ADS Ratio Change

Singapore December 5, 2022 /PRNewswire/ -- 51Talk Online Education Group (“51Talk” or the “Company”) (NYSE: COE), a global online education platform with core expertise in English education, announced today that the Company will change the ratio of its American depositary shares (“ADSs”) to Class A ordinary shares (the “ADS Ratio”) from one (1) ADS representing fifteen (15) Class A ordinary shares to one (1) ADS representing sixty (60) Class A ordinary shares. The intention of the ADS ratio change is to prepare the Company for a contemplated transfer of the listing of its ADSs from the New York Stock Exchange to the Nasdaq Capital Market. The management of the Company believes that the Nasdaq Capital Market is a more suitable listing venue to reflect the shift of the Company’s business focus from China’s K-12 online education market to the emerging international K-12 online education market. “The intended transfer of the listing venue demonstrates the management’s confidence in its international strategy and the commitment to maintain the Company’s status as a US-listed company,” Mr. JiaJia Huang, founder and Chief Executive Officer of 51Talk, commented.

For the Company’s ADS holders, the change in the ADS Ratio will have the same effect as a one-for-four reverse ADS split. A post-effective amendment to the ADS Registration Statement on Form F-6 will be filed with the SEC to reflect the change in the ADS Ratio. The Company anticipates that the change in the ADS Ratio will be effective on or about December 15, 2022 (U.S. Eastern Time), subject to the effectiveness of the post-effective amendment to the ADS Registration Statement on Form F-6 on or before that date.

Each ADS holder of record at the close of business on the date when the change in ADS Ratio is effective will be required to surrender and exchange every four (4) existing ADSs then held for one (1) new ADS. Deutsche Bank Trust Company Americas, as the depositary bank for the Company’s ADS program, will arrange for the exchange of the current ADSs for the new ones.

No fractional new ADSs will be issued in connection with the change in the ADS Ratio. Instead, fractional entitlements to new ADSs will be aggregated and sold by the depositary bank and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes and expenses) will be distributed to the applicable ADS holders by the depositary bank. The change in the ADS Ratio will have no impact on the Company’s underlying Class A ordinary shares, and no Class A ordinary shares will be issued or cancelled in connection with the change in the ADS Ratio.

The change in the ADS Ratio is a preparatory step for the transfer of listing venue. There is no assurance that the contemplated listing venue transfer can be successfully completed.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. 51Talk may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 51Talk’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in 51Talk’s filings with the SEC. All information provided in this press release is as of the date of this press release, and 51Talk does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About 51Talk Online Education Group

51Talk Online Education Group (NYSE: COE) is a global online education platform with core expertise in English education. The Company’s mission is to make quality education accessible and affordable. The Company’s online and mobile education platforms enable students to take live interactive English lessons on demand. The Company connects its students with a large pool of highly qualified teachers that it assembled using a shared economy approach, and employs student and teacher feedback and data analytics to deliver a personalized learning experience to its students.

For investor and media inquiries, please contact:

51Talk Online Education Group

Investor Relations

davidchung@51talk.com